

Mail Stop 3030

November 24, 2008

Via U.S. Mail and Facsimile to (408) 721-6630

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052-8090

> **Re:** **National Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended May 25, 2008**
> **Filed July 23, 2008**
> **File No. 001-06453**

Dear Mr. Chew:

We have limited our review of your filing to those issues we have addressed in our comments." Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended May 25, 2008

Note 15. Segment and Geographic Information, page 83

1.   We note the disclosure that you are organized by various product line business units and
        that each product line business unit represents an operating segment as defined in
        paragraph 10 of SFAS 131. We additionally see that you are aggregating these operating
        segments into larger segments. Please explain for us how you have concluded that your
        operating segments meet each of the specific aggregation criteria as outlined in paragraph
        17 of SFAS 131 and how you have aggregated other operating segments under paragraph
        19. Furthermore, please tell us and revise future filings to disclose the sources of revenue
        for the operating segments included in the "All Others" category as required by
        paragraph 21 of SFAS 131.

2.   In note 7, you disclose that "[a]t the beginning of fiscal 2008, one of [y]our reporting
        units containing goodwill that was previously reported in the category of "All Others,"
        was reorganized into a reporting unit that is included in [y]our Analog segment." The
        change resulted in reclassifying all of the goodwill in the 'all other' classification of
        $22.7 million into the analog segment. Under paragraph 34 of SFAS 131, if you change
        the composition of your reportable segments, then you should restate the corresponding
        information for earlier periods, including interim periods, unless it is impracticable to do
        so. You should also disclose the nature of the change and whether or not you restated the
        segment information for earlier periods. Additional disclosure under paragraph 35 of
        SFAS 131 may also be required. Please tell us how you considered these disclosure
        requirements in your preparation of note 15.

3.   We note that your segment disclosure reflects the analog segment, all other and a total.
        Please tell us what you include in the 'all other' category. Discuss how your presentation
        considered paragraphs 19 and 21 of SFAS 131.

Item 9A. Controls and Procedures, page 90

Evaluation of disclosure controls and procedures, page 90

4.   You disclose that "[y]our Chief Executive Officer and Chief Financial Officer have
        concluded that [y]our disclosure controls and procedures are effective to provide
        reasonable assurance regarding the reliability and accuracy of the information disclosed
        in th[e] Form 10-K."   The language that is currently included after the word "effective"
        in your disclosure appears to be superfluous, since the meaning of "disclosure controls
        and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove
        the language in your future filings or revise the disclosure so that the language that
        appears after the word "effective" is substantially similar in all material respects to the
        language that appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

5.   We note your statement that "[i]n designing and evaluating [y]our disclosure controls and procedures, [y]our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please state clearly in future filings, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please similarly apply this comment to your conclusion included in your Form 10-Q for the quarterly period ended August 24, 2008.

Management's Annual Report on Internal Control over Financial Reporting, page 90

6.   You disclose that "[b]ased on [y]our assessment, [y]our management has concluded that [y]our internal control over financial reporting was effective as of the end of [y]our 2008 fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles." Please note that the definition of internal control over financial reporting is included in Rule 13a-15(f) of the Exchange Act. If you wish to include the definition following your conclusion, please revise future filings to ensure the definition is consistent with the definition in its entirety included in Rule 13a-15(f) of the Exchange Act. Otherwise, please revise future filings to remove the partial definition of internal control over financial reporting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant